Micromem Technologies Inc.
(“Corporation”)

FORM OF PROXY (“PROXY”)

Annual General Meeting
Tuesday, April 26, 2016 at 10 a.m. (EST)
The National Club, 303 Bay Street, Toronto, ON
(“Meeting”)

RECORD DATE:	March 17, 2016
CONTROL NUMBER:
SEQUENCE #:
FILING DEADLINE FOR PROXY:	April 22, 2016 at 10 a.m. (EST)

VOTING METHODS
INTERNET	Go to www.voteproxyonline.com and enter the 12 digit control number above
FACSIMILE	(416) 595-9593
MAIL or HAND DELIVERY	TMX EQUITY TRANSFER SERVICES INC.* 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1

The undersigned hereby appoints Joseph Fuda, CEO of the Corporation, whom failing Dan Amadori, CFO (“Management Nominees”), or instead of any of them, the following Appointee

Please print appointee name

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) thereof in accordance with voting instructions, if any, provided below.

This proxy revokes and supersedes all earlier dated proxies and MUST BE SIGNED.
PLEASE PRINT NAME	Signature of Registered owner(s) Date (MM/DD/YYYY)

Proxy Voting - Guidelines and Conditions

1. **THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION.**

2. **THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE INFORMATION CIRCULAR PRIOR TO VOTING.**

3. **If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution overleaf. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.**

4. This proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting, such other matters which may properly come before the Meeting or any adjournment or postponement thereof.

5. **Each security holder has the right to appoint a person other than the Management Nominees specified herein to represent them at the Meeting or any adjournment or postponement thereof.** Such right may be exercised by inserting in the space labeled "*Please print appointee name*", the name of the person to be appointed, who need not be a security holder of the Corporation.

6. To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its being mailed to the security holders of the Corporation.

7. To be valid, this proxy must be filed using one of the ***Voting Methods*** and before the ***Filing Deadline for Proxies***, noted overleaf or in the case of any adjournment of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

8. If the security holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the security holder may be required to provide documentation evidencing the signatory's power to sign the proxy.

Investor inSite

TMX Equity Transfer Services Inc.* offers at no cost to security holders, the convenience of secure 24-hour access to all data relating to their account including summary of holdings, transaction history, and links to valuable security holder forms and Frequently Asked Questions.

To register, please visit
www.tmxequitytransferservices.com/investorinsite

Click on, "*Register Online Now*" and complete the registration form. Call us toll free at 1-866-393-4891 with any questions.

*TMX Equity Transfer Services Inc. is operating the transfer agency and corporate trust business in the name of Equity Financial Trust Company for a transitional period.

Notice-and-Access

The Canadian securities regulators have adopted rules which permit the use of notice-and-access for proxy solicitation instead of the traditional physical delivery of material. This new process provides the option to post meeting related materials including management information circulars as well as annual financial statements and management's discussion and analysis, on a website in addition to SEDAR. Under notice-and-access, meeting related materials will be available for viewing for up to 1 year from the date of posting and a paper copy of the material can be requested at any time during this period.

Disclosure regarding each matter or group of matters to be voted on is in the Information Circular in the Section with the same title as each Resolution overleaf. You should review the Information Circular before voting.

MICROMEM TECHNOLOGIES INC. has elected to utilize notice-and-access and provide you with the following information:

Meeting materials are available electronically at www.sedar.com and also at http://noticeinsite.tmxequity.com/MicromemAGM2016.

If you wish to receive a paper copy of the Meeting materials or have questions about notice-and-access, please call 1-877-388-8930. In order to receive a paper copy in time to vote before the meeting, your request should be received by April 15, 2016.

Request for Financial Statements

In accordance with securities regulations, security holders may elect to receive Annual Financial Statements, Interim Financial Statements, and MD&As.

Instead of receiving the financial statements by mail, you may choose to view these documents on SEDAR at www.sedar.com.

I am a security holder of the Corporation, and as such request the following:

☐ **Annual Financial Statements with MD&A**
(Mark this box if you would like to receive the Annual Financial Statements and related MD&A)

☐ **Interim Financial Statements with MD&A**
(Mark this box if you would like to receive the Interim Financial Statements and related MD&A)

If you are casting your vote online and wish to receive financial statements, please complete the online request for financial statements following your voting instructions.

If the cut-off time has passed, please fax this side to 416-595-9593.

☐ **Check this box if you wish to receive the selected financial statements electronically and print your email address below**

E-MAIL (optional)

By providing my email address, I hereby acknowledge and consent to all provisions outlined in the following: https://www.voteproxyonline.com/equity/fsred.pdf

MICROMEM TECHNOLOGIES INC.
FISCAL YEAR – 2016

TMXEquityTransferServices.com
VANCOUVER CALGARY TORONTO MONTRÉAL

03142016 V1